ENTERTAINMENT TECHNOLOGIES & PROGRAMS, INC.

                       16055 Space Center Blvd., Suite 230
                              Houston, Texas 77062


                                  June 16, 2003

                                    BY EDGAR

                       Securities and Exchange Commission
                             450 Fifth Street, N.W.
                             Washington, D.C. 20549
                                Attn: Kevin Hands

                 Re: Entertainment Technologies & Programs, Inc.
                       Registration Statement on Form SB-2
                          (Registration No. 333-84550)

Dear Sir:
         In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, Entertainment Technologies & Programs, Inc., at this time, hereby withdraws the Registration Statement on Form SB-2 (Registration No. 333-84550) initially filed with the Securities and Exchange Commission on March 19, 2002. Entertainment Technologies & Programs, Inc. is withdrawing the Registration Statement because the Board of Directors of the Company has determined not to proceed with the registration at this time. Any shares of Mu Entertainment Technologies & Programs, Inc. common stock that were issued pursuant to the Registration Statement are in the process of being returned to the transfer agent for cancellation.
         If you have any questions with respect to this letter, please call Robert L. Sonfield, Jr. of the law firm of Sonfield & Sonfield at (713) 877-8333.
                         Sincerely,

Entertainment Technologies & Programs, Inc.


By:   /s/Kevin P. Regan
    ________________________________________
       Kevin P. Regan, Chief Executive Officer & Director
Principal Executive Officer